Sarna Finance LLC
Statement of Financial Condition
December 31, 2022

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Sarna Finance LLC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5 PART III


SEC FILE NUMBER

8-70670


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING   1/1/2022   AND ENDING   12/31/2022

                        MM/DD/YY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sarna Finance LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 141 W Jackson Blvd, Suite 1710A
(No. and Street)

 Chicago   IL   60604
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald L. Wetzel   847-363-1374   ron@sarnafinance.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
  Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

 141 West Jackson Boulevard, Suite 2250   Chicago   IL   60604
(Address)   (City)   (State)   (Zip Code)

 March 24, 2009   3407
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on
as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald L. Wetzel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sarna Finance LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

2-28-2023


Notary Public


STACEY GIACOMA
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 02, 2024

Signature:

Ronald L. Wetzel

Title: Chief Financial Officer

This filing* contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sarna Finance LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sarna Finance LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2022.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 23, 2023

Sarna Finance LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	281,607
Receivable from broker		100,524
Other assets		5,031
Total Assets	**$**	**387,162**

Liabilities and Member's Equity

Accrued liabilities	$	15,250
Affiliate liabilities		42,869
Total Liabilities		**58,119**
Member's Equity		329,043
Total Liabilities and Member's Equity	**$**	**387,162**

The accompanying notes are an integral part of this Statement of Financial Condition.

Sarna Finance LLC
Notes to the Statement of Financial Condition
December 31, 2022

1) **Organization and Nature of Business**

Sarna Finance LLC, a limited liability company registered in the State of Delaware on January 22, 2021 (the "Company" or "Firm") is a wholly owned subsidiary of Sarna Holdings Inc. ("Parent"). The Company provides internet-based brokerage services to retail customers throughout the United States. The Firm is registered as an introducing broker with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") since March 1, 2022 and the Securities Investor Protection Corporation ("SIPC"). In addition, the Firm is registered as an introducing broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA") since December 30, 2022.

The Firm custodies its customer accounts on a fully disclosed basis with a clearing brokerage firm ("Clearing Firm"). Under such arrangements, the Company does not hold any of its customers' securities or funds and does not handle any of the clearing operations for transactions commenced by the Firm's customers. The Company's customer accounts are self-directed which means the Firm does not offer and advise or recommendations on which investments each customer holds in their respective account.

2) **Summary of Significant Accounting Policies**

Basis of Presentation

The Company's financial statement have been prepared in conformity with United States Generally Accepted Accounting Principles ("GAAP") which require management to make certain estimates and assumptions that affect the amounts presented in the accompanying Statement of Financial Condition. Actual results may differ from those estimates.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates that affect the reported asset and liability balances on December 31, 2022, disclosure of contingent assets and liabilities as of the date of the Statement of Financial condition. The actual outcome of these results could differ from the estimates included in the Statement of Financial Condition.

Income Taxes

The Company has not calculated a provision for income tax purposes since the Company is a limited liability company that is solely owned by its Parent, and therefore, is considered a disregarded entity. Thus, the Firm's annual net income (loss) is reported, for income tax purposes, by its Parent, and they are responsible for any respective income tax liability.

The Company follows the requirements to recognize uncertain income tax positions as required by ASC 740. Under these requirements, an income tax benefit is recognized only when the Company determines that the position is more likely than not that it will be sustained upon by the appropriate tax authorities.

The Company has analyzed its income tax positions and has concluded that all of its income tax positions will be sustained upon examination.

Credit Losses on Financial Instruments

The Company is engaged in various brokerage activities in which counterparties include broker-dealers, banks and other financial institutions. The risk of default depends on the creditworthiness of the counterparty. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The Company's policy is to assess the creditworthiness of each counterparty that the Firm conducts business.

Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance contained in ASC 820 describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on the market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure the fair value whenever available.

Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing an asset or liability. Where inputs are used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgement. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 – Inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to assess.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Such as interest rates, benchmark yields, issue spreads, new issue data and collateral performance.

- Level 3 – Inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The Company had no assets or liabilities that required disclosure under ASC 820 on December 31, 2022.

3) New Accounting Standards

The Company did not adopt any new accounting standards as of December 31, 2022. The Company has also reviewed the new accounting standards that have a future implementation date. Based on the Company's analysis, there are no new accounting standards yet to be adopted that would have a material affect on the Company's Statement of Financial Condition.

4) Receivable from Broker

The Company is required to retain a deposit with its clearing broker as part of its clearing arrangment. The receivable from broker represents cash deposits of $100,524 as of December 31, 2022.

5) Other Assets

Other assets consisted of the following on December 31, 2022:

Prepaid assets	3,770
Regulatory deposits	1,261
Total other assets	5,031

6) Affiliate Agreements

Affiliate Expense Sharing Agreement

The Company has entered into an expense sharing agreement with its Parent. According to the terms of this agreement, the Parent shares certain costs with its subsidiaries based on the economic benefit of each respective subsidiary.

Affiliate Technology Licensing Agreement

The Company has entered into a technology licensing agreement with an affiliate. According to the terms of this agreement, the affiliate licenses its technology to the firm for a certain fee. The firm also receives certain support as part of this technology licensing agreement.

7) Guarantee and Concentration of Credit Risk

The Company clears its security transactions through an introducing broker arrangement with a third-party clearing broker. According to the terms of this arrangement, the Company has agreed to indemnify its third-party clearing broker. The Company's potential liability under this arrangement is not quantifiable and may exceed the deposit posted as collateral. However, the Company believes that it is unlikely that it will have to make any material payments under this arrangement, and no liabilities related this indemnification arrangement have been recognized in the accompanying Statement of Financial Condition.

The Company maintains its cash balances with a financial institution that provides FDIC insurance up to a maximum $250,000 balance. On December 31, 2022, the amount of funds that the Company held at this institution exceeded the maximum insured balance by $31,607. The Company believes that the risk of a default by this financial institution is remote, and therefore, has not recognized any liabilities in conjunction with this risk in the accompanying Statement of Financial Condition.

8) Commitments and Contingencies

The Company is exposed to certain commitments and contingencies during the normal course of business. As of December 31, 2022, the Company only has an $18,000 commitment for an office lease. The Company accounts for this lease in accordance with ASC 842 and has elected not to recognize capitalized assets and lease liabilities for short-term leases that have a term of 12 months or less on the lease commencement date.

The Company does not have any legal contingencies resulting from any litigation activities.

9) Expected Credit Losses

In June 2016, ASU 2016-13, Financial Instruments, Credit Losses (Topic 326) was issued to amend several aspects of the measurement of credit losses on financial instruments. According to this guidance, expected credit losses on receivables need to be measured based on historical experience, current conditions and forecasts that affect the collectability of any financial assets on the Statement of Financial Condition. The Company has completed its analysis, as of December 31, 2022, of its financial assets and did not identify any material credit losses to be recognized in the Statement of Financial Condition.

10) Stock Option Plan

Certain employees, advisors and consultants of the Company's Parent participate in the 2021 Equity Incentive Plan (the "Plan"). According to the terms of the plan, the Parent company can grant either Inventive Stock Options or Non-Qualified Stock Options to acquire the Parent Company's common stock. The Plan has been authorized to grant up to 1,450,000 shares of common stock. These options are granted for the purchase of common stock shares equal to the estimated market value on the date of grant, and they expire 10 years from the date of grant. Each grant vests over a period of 4 years or less.

The Parent company accounts for this stock according to the guidance contained in ASC 718. In accordance with this guidance, the Parent company uses a Black-Scholes pricing model to estimate the fair value of all option grants. The Black-Scholes model takes into account the contractual term of the stock options, expected volatility, dividend yield, and the risk-free interest rate. Expected volatility is based on the implied volatility of the Parent company's stock. The risk-free interest rate is based on the yield of a US Treasury zero-coupon issue with the remaining term similar to the contractual terms of the option.

As of December 31, 2022, there were 169,723 shares that were vested and exercisable at a weighted average exercise price of $1.82 per share. The remaining weighted average contractual life of these shares were 8.77 years, and the aggregate intrinsic value of these shares was $9,866.

11) Related Party Transactions

Expense Sharing Agreement

The Company has entered into an expense sharing agreement with its Parent that permits them to share certain costs with its Parent. The terms of this agreement allow for the sharing of certain expenses between the Company and its Parent. As of December 31, 2022, the Company owed $27,869 to its Parent for these shared services which is included in affiliate liabilities on the Statement of Financial Condition.

Affiliate Licensing Agreement

The Company has entered into a technology licensing agreement with an affiliate through common ownership. According to the terms of this agreement, the Company agreed to a licensing fee in exchange for access to and usage of certain technology needed to operate and support its platform. According to the terms of this agreement, the Company owed $15,000 to its affiliate which is included in affiliate liabilities on the Statement of Financial Condition.

12) Regulatory Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital"). According to this Rule, the Firm must maintain a minimum net capital of $5,000 and maintain an aggregate indebtedness to net capital ratio that does not exceed 8 to 1. The Company is also subject to CFTC Regulation 1.17 under the Commodity Exchange Act. According to this Rule, the Firm must maintain minimum net capital that is the greater of its minimum net capital requirements with FINRA ($5,000) or the NFA ($45,000). As of December 31, 2022, the Company had a net capital of $324,012 which was $279,012 in excess of the required net capital of $45,000. The Company's aggregate indebtedness to net capital ratio was 0.18 to 1 ratio as of December 31, 2022.

13) Subsequent Events

The Company has evaluated the events that have occurred subsequent to December 31, 2022 through February 23, 2023, the date of the Statement of Financial Condition was available to be issued. Based on this evaluation, the Company has determined there are no subsequent events required to be recognized or disclosed.